Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act
of 1933, as amended, and deemed filed
pursuant to Rule 14d-2 and Rule 14a-12
under the Securities Exchange Act of
1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

        The following is testimony given by Clint Arnoldus, Central Pacific Financial Corp.'s Chairman, President and CEO, at a Hawaii Division of Financial Institutions hearing held on December 8, 2003.

December 8, 2003

Oral Testimony by Clint Arnoldus, Chairman, President and CEO of Central Pacific Financial Corp.

Re:	Applications by Central Pacific Financial Corp. to Acquire Control of CB Bancshares, Inc. and thereby Acquire Control of City Bank pursuant to Hawaii Revised Statutes Sections 412: 3-612(a)(1) and (2)

        Dear Commissioner Griffin and members of the panel, thank you for the opportunity to testimony on behalf of Central Pacific Financial Corp. in support of its application for approval to acquire CB Bancshares, Inc. Pursuant to the Division of Financial Institution's Notice of Informational and Comment Proceeding.

        Speaking as the CEO of Central Pacific Bank, we at Central Pacific recognize the importance of such a proceeding and we welcome an open and objective forum, so that a fair decision can be made on the merits of our proposed merger.

        Since the announcement of this proceeding, we've gone through the comments that have been submitted and have read and reread the concerns of employees, customers and lawmakers.

        As we announced yesterday in a news release, the board and management of Central Pacific Bank have made a commitment to not layoff employees in connection with this proposed merger.

        No employee will be involuntarily terminated as a result of the merger occurring. Our commitment extends to all current City Bank and Central Pacific Bank employees, with the exception of a small number of senior management who have special change in control employment agreements. We believe that the status of these senior executives should be discussed in negotiations with City Bank.

        We have always welcomed the opportunity to discuss these and any other concerns with City Bank management, including the effect of the merger on their employees. Normally, the status of employees in a merger situation would be worked out and finalized by a transition team. Although we have never intended substantial layoffs, we have listened to the concerns of City Bank employees, which appear to have been heightened as the date for this public hearing approached. As a result, we have worked hard in the past weeks and have concluded that this is an issue that can be resolved - by giving employees the assurance that they will not be involuntarily terminated simply because the merger occurs.

        We are very confident of our decision, and we will make it work. Our commitment will be facilitated by other factors, such as the hiring freeze we implemented in October, natural attrition, re-training, reassignments, and the reallocation of employees to support our plans to expand into new areas and new services.

        Our commitment to the employees reinforces our belief that this merger remains a very compelling opportunity. It will be a win-win for the employees, customers, and shareholders of both companies, as well as our community.

        Our proposal to merge with City Bank is rooted in our belief that it is the best way to do what's right for Hawaii at a time when this state confronts inevitable change. We all want a Hawaii in which our economy is strong and jobs are created for our children and grandchildren. Yet, we also want a

Hawaii in which longstanding traditions and values are preserved. To do so, we must recognize two challenges that face us.

        First, the banking industry continues to undergo a sweeping consolidation. And second, Hawaii faces a tremendous influx of companies from out-of-state. If I may elaborate on these two points.

        During my 29 years in banking, this industry has dwindled from more than 14,000 to just over 8,400 banks. Since the late 1980s, non-traditional financial service companies such as investment firms and insurance companies have entered the banking business. Today, you can even visit a car dealership on the mainland and conduct your banking business. Many experts predict a continuing trend as banks, savings and loans, brokerages and finance companies, further consolidate to remain competitive.

        The financial services industry in Hawaii is no different. Competition is well and thriving, as we have experienced the merging of banks, and savings and loans, over the years.

        The question for Central Pacific and City Bank is how to deal with these forces of consolidation. Do we merge to grow stronger, while remaining a local, independent Hawaii bank? Or do we ignore these forces and simply hope for the best?

        Consolidation and competition know no boundaries, as we've read about the plight of both Hawaiian and Aloha Airlines. In recent months, we've also seen a change in ownership of several long-time mainstays, such as Times Supermarket, Victoria Ward and the impending sale of Island Air, not to mention the continual influx of big-box retailers to the islands. These are but a handful of examples that showcase the changing landscape of Hawaii. And as our economy gains momentum, Hawaii becomes even more attractive for outside entities to establish businesses here in the islands.

        The challenge for Central Pacific Bank and City Bank, then, is how can we best position ourselves to meet competition head-on and to ensure that we retain our local focus on serving this community for decades to come.

        In moving to Hawaii, nearly two years ago, my hope was to build Central Pacific into the Best Bank for Hawaii. And we have made great strides thanks to a team effort and a clear direction. Together with City Bank, with a "best of both" philosophy, we will have even more to offer.

        Although I understand the anxiety that comes about with change, ultimately, we will be changing for the better. If this merger happens, my personal commitment is:

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  To treat all employees fairly;

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  To expand into new communities by opening a branch for every branch that we consolidate, over the next few years;

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  To select the "best of both" in products and services for our customers; and

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  To ultimately make this transition as seamless as possible.

        While I was not born here, I do feel a special fondness for these islands. Initially, Hawaii was the favorite vacation spot for our family. Now, the feeling is much more. The people of Hawaii are wonderfully generous, giving of great warmth and kindness. Our employees and customers have been so supportive. My wife and I have been deeply touched by the "aloha" spirit that makes Hawaii so unique. Hawaii is really like no other and we are extremely grateful to now consider Hawaii our home.

        And while we have the ability to preserve what's best about the past, we also have the capability of creating opportunities for our future generations. Just as the forefathers of both Central Pacific and City Bank did, when they built these two banks back in the 1950s.

        By combining, the possibilities are so much greater. For customers of both Central Pacific and City Bank, we will have a wider selection of products and services while increasing convenience by expanding into new neighborhoods where neither bank currently serves. For employees of both banks, we will secure employment opportunities, creating job and career growth for our brightest and most talented to remain in Hawaii. And for the owners of both companies, we will build greater shareholder value. In summary, a combined bank makes for a stronger, local bank for all Hawaii.

        Perhaps this will give many a better understanding of where we are coming from in our efforts to merge. We appreciate the opportunity in sharing our perspective and we respectfully await your review and decision of our application.

Very truly yours,
Clint Arnoldus

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF has filed with the SEC an amended registration statement on Form S-4 to register the shares of CPF common stock to be issued in a proposed exchange offer. The registration statement is not final and will be further amended. Subject to future developments, CPF may file proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of documents filed with the SEC at the SEC's Internet web site at (www.sec.gov). Such documents may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.